AMENDMENT TO STOCK PURCHASE AGREEMENT

Amendment dated as of February 1, 2010 to STOCK PURCHASE AGREEMENT dated as of November 17, 2009 (the “Stock Purchase Agreement”) between The Gap, Inc., a Delaware corporation (the “Company”) and John J. Fisher (“Fisher” and, together with any revocable family trust through which Fisher beneficially owns common stock of the Company, “Seller”). Initially capitalized terms used herein but not defined herein shall have the meaning assigned to such terms in the Stock Purchase Agreement.

WITNESSETH:

WHEREAS, the parties to this Amendment entered into the Stock Purchase Agreement in connection with the Company’s share repurchase agreement authorized by the Board of Directors of the Company on November 17, 2009; and

WHEREAS, the parties to the Stock Purchase Agreement desire to amend such agreement to provide for its termination in the event of the death of Fisher; and

WHEREAS in consideration of the above recitals and of the mutual agreements and covenants contained in this Agreement, the Company and the Seller intending to be bound legally, each agree as follows:

ARTICLE 1

Section 1.1.    Section 7.1 Termination. is hereby amended to add a new clause (g) to Section 7.1 as follows:

(g) notwithstanding Section 7.1(b), pursuant to written notice by the successor or executor of the estate of Fisher of the death of Fisher, such termination to be effective immediately upon delivery of notice thereof.

Section 1.2.    Section 7.1 Termination. is hereby amended to revise the ultimate sentence and add a new ultimate sentence to Section 7.1 as follows:

The party desiring to terminate this Agreement pursuant to clauses (b), (c), (d), (e) or (g) above shall give written notice of such termination to the other party.

In clarification of the foregoing, in the event of a termination pursuant to clauses (c) through (g) hereof, there shall be no further settlement of Acquired Shares in respect of any purchases pursuant to the Program (whether for a prior month or the period in which the termination event occurs), and no Closing for Acquired Shares shall follow any such termination of this Agreement.

ARTICLE 2

Miscellaneous

Section 2.1.    Effect.  Except as amended by this Amendment, the Stock Purchase Agreement shall remain in full force and effect.

Section 2.2.    Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of California (without regard to principles of conflicts of laws).

Section 2.3.    Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. No provision of this Agreement is intended to confer upon any Person other than the Company or Seller any rights or remedies hereunder.

Section 2.4.    Entire Agreement. The Agreement, as amended by this Amendment, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 2.5.    Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

THE GAP, INC.

By:	/s/ Jennifer Cho
Name: Jennifer Cho
Title: Vice President and Treasurer

JOHN J. FISHER
(on behalf of himself and on behalf of Seller)

By:	/s/ John J. Fisher
Name: John J. Fisher